Cypress Energy Partners, L.P.

5757 S. Lewis Ave., Suite 500

Tulsa, Oklahoma 74105

November 27, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Cypress Energy Partners, L.P.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 19, 2013
File No. 333-192328

Ladies and Gentlemen:

This letter sets forth the response of Cypress Energy Partners, L.P. (the “Partnership”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 26, 2013 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 submitted by the Partnership on November 19, 2013 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) through EDGAR. For your convenience, we have hand-delivered four copies of this letter as well as four copies of Amendment No. 2 marked to show all revisions made since the submission of the Registration Statement.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Amendment No. 1 to Registration Statement on Form S-1

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

1.	We note your revised disclosure on page F-10 in response to prior comment 4 of our letter dated November 12, 2013 that reconciles the pro forma interest expense amounts and pro forma interest expense attributable to controlling interest for the year ended December 31, 2012 and for the nine months ended September 30, 2013. Based on this table and the disclosure in footnote (2) on page 68, we note the interest credit is calculated based on the amount of interest expense that TIR would have paid to incur $10 million in incremental borrowings under the mezzanine facilities to purchase the non-controlling interest holders’ interest in TIR. The disclosure on page 68 states you will reduce distributions to the non-controlling interest holders in TIR by $0.7 million. It is unclear whether the $0.7 million is the interest credit amount. If true, please explain why the $0.7 million is different from the $988 thousand presented in your table on page F-10.

November 27, 2013

Response: We have revised the disclosure in the Registration Statement in response to the Staff’s comment. Please see page 69. This revised disclosure now reflects that the pro forma TIR incremental interest charge attributable to TIR Inc.’s non-controlling interests is $1.0 million for the year ended December 31, 2012, which is consistent with the disclosure on page F-10, and $1.1 million for the twelve months ended September 30, 2013, which is consistent with the calculations included in the table provided below.

	Year Ended December 31, 2012	Nine Months Ended September 30, 2013	Twelve Months Ended September 30, 2013
	(in thousands)
SBG Predecessor historical interest expense	$111	$—
Adjusted historical TIR interest expense	4,271	3,330
Pro forma historical interest expense adjustment for retention of an SWD well in Sheridan County, Montana	(18)	—
Pro forma historical interest expense	$4,364	$3,330
Less:
Our amended mezzanine facilities interest	2,909	2,175	2,909
Our amended accounts receivable facility interest	714	862	1,096
Non-cash interest	378	229	548
Total pro forma adjusted interest	4,001	3,266	4,553
Pro forma interest expense adjustment	$363	$64

Total pro forma adjusted interest	$4,001	$3,266	$4,553
Less: TIR interest attributable to TIR Inc. noncontrolling interest at 49.9%	1,996	1,630	2,272
Less: TIR incremental interest charge attributable to TIR Inc. non-controlling interest	988	716	1,074
Interest expense attributable to controlling interest	$1,017	$920	$1,207

* * * *

In connection with the above responses to the Staff's comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

November 27, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

Cypress Energy Partners, L.P.

By:	/s/ G. Les Austin
G. Les Austin
Vice President and Chief Financial Officer

Cc:	Peter C. Boylan III
Cypress Energy Partners, L.P.

Ryan Maierson
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.